Exhibit 99.1

26 January 2022

PureTech Health plc

PureTech Founded Entity Akili Interactive, a Leader in Digital Medicine, to Become Publicly Traded

Through Combination with Social Capital Suvretta Holdings Corp. I

In addition to PureTech’s advanced Wholly Owned Pipeline, Founded Entities are an additional source of value and Akili is now set to join the growing list of publicly-traded Founded Entities for PureTech, which also include Karuna Therapeutics (Nasdaq: KRTX), Vor Biopharma (Nasdaq: VOR) and Gelesis (NYSE: GLS)

Fully committed PIPE of $162 million led by $100 million from Social Capital with remaining $62 million from new and existing investors including: Suvretta Capital Management’s Averill strategy, Apeiron Investment Group, Temasek, co-founder PureTech Health, Polaris Partners, Evidity Health Capital, JAZZ Venture Partners and Omidyar Technology Ventures

Transaction values the combined company at an equity value post-money of up to approximately $1 billion and is expected to provide up to $412 million in gross cash proceeds

Transaction will support commercial launch of EndeavorRx®, a first-of-its-kind, FDA-cleared and CE-marked prescription digital therapeutic for pediatric ADHD, as well as advance clinical development pipeline across multiple neuropsychiatric diseases, including expanded ADHD populations, multiple sclerosis, autism, and depression

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company announces today that its Founded Entity, Akili Interactive (“Akili”), a leading digital medicine company developing cognitive treatments through game-changing technologies, has entered into a definitive agreement to become publicly traded via a merger with Social Capital Suvretta Holdings Corp. I (“SCS”) (Nasdaq: DNAA), a special purpose acquisition company. The transaction is expected to close in mid-2022, after which Akili will be listed on the Nasdaq stock market under the new ticker symbol “AKLI.” As a public company with world-class backing and strong financial flexibility, Akili will be positioned to pioneer a new class of digital medicines for millions of people living with cognitive impairment.

“Akili, as with all our Founded Entities, was co-invented and advanced through initial milestones by the PureTech team, and we are proud of Akili’s continued path of success, most notably with the FDA clearance of EndeavorRx and now with its potential listing on Nasdaq,” said Bharatt Chowrira, Ph.D., J.D., President and Chief Business, Legal and Operating Officer of PureTech and Akili Board Member. “With Akili on its way to becoming yet another publicly-traded Founded Entity for PureTech, our unique model continues to demonstrate the multiple ways in which we are generating value at PureTech, including equity stakes in public and private Founded Entities, royalties and milestone payments due to us from certain invented products, pharma collaborations to advance non-core programs and – importantly – our rapidly progressing and advanced Wholly Owned Pipeline which we see as our major value driver going forward.”

The full text of the announcement from Akili is as follows:

Akili Interactive, a Leader in Digital Medicine, to Become Publicly Traded Through Combination with Social Capital Suvretta Holdings Corp. I

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Akili’s leading digital therapeutic platform combines science and technology to address cognitive impairments in patients, reimagining how central nervous system medicines are designed, developed, and delivered

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Transaction will support commercial launch of EndeavorRx®, a first-of-its-kind, FDA-cleared and CE-marked prescription digital therapeutic for pediatric ADHD, as well as advance clinical development pipeline across multiple neuropsychiatric diseases, including expanded ADHD populations, multiple sclerosis, autism, and depression

•	Transaction values the combined company at an equity value post-money of up to approximately $1 billion and is expected to provide up to $412 million in gross cash proceeds

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Fully committed PIPE of $162 million led by $100 million from Social Capital with remaining $62 million from new and existing investors including: Suvretta Capital Management’s Averill strategy, Apeiron Investment Group, Temasek, co-founder PureTech Health, Polaris Partners, Evidity Health Capital, JAZZ Venture Partners and Omidyar Technology Ventures

•	Chamath Palihapitiya expected to become Chair of Akili’s Board of Directors upon transaction close

BOSTON, Mass. and PALO ALTO, Calif. – January 26, 2022 – Akili Interactive (“Akili” or the “Company”), a leading digital medicine company developing cognitive treatments through game-changing technologies, has entered into a definitive agreement to become publicly traded via a merger with Social Capital Suvretta Holdings Corp. I (“SCS”) (Nasdaq: DNAA), a special purpose acquisition company. The transaction is expected to close in mid-2022, after which Akili will be listed on the Nasdaq stock market under the new ticker symbol “AKLI.” As a public company with world-class backing and strong financial flexibility, Akili will be positioned to pioneer a new class of digital medicines for millions of people living with cognitive impairment.

New Digital Approach to Cognitive Medicine

The Akili software platform was built on the belief that directly engaging brain function is the next frontier of science and medicine. Cognitive impairments – including poor concentration, memory loss, difficulties learning new skills, and difficulties with decision making – are in aggregate among the largest unmet medical needs, and are increasingly recognized as contributing to or associated with dozens of chronic diseases and acute illnesses, including attention-deficit/hyperactivity disorder (ADHD), major depressive disorder (MDD), multiple sclerosis (MS), and autism spectrum disorder (ASD), as well as postoperative cognitive dysfunction and COVID-19 “brain fog.”

Despite the rapidly growing prevalence of these conditions, the acute exacerbation of these issues by the pandemic’s impact, and the chronic, escalating cognitive overload from the proliferation of on-demand attention-capturing technology, there has been limited innovation of novel treatment options.

Specifically, current treatment options are designed to focus on symptoms and coping strategies instead of directly targeting cognitive functioning. These therapeutic shortfalls are especially concerning for younger populations who are potentially facing a lifetime of managing these conditions.

Akili’s First-of-Its-Kind, Clinically Validated Therapeutic

By harnessing advances in cognitive neuroscience and consumer technology, Akili is changing the neuropsychiatric treatment paradigm. Akili’s patented and clinically validated technology platform represents a new category of software-based medicine: advanced and proprietary digital therapeutics that are designed to directly target neural physiology to better serve the needs of patients and their families.

Akili’s core therapeutic engine, the Selective Stimulus Management Engine (SSMETM), is specifically designed to target and activate neural systems involved in attentional control. This core platform has the potential to be applied across a diverse set of indications within psychiatry and neurology. Backed by robust clinical research, Akili’s treatments are delivered to patients through engaging interactive mobile games, personalized to each individual and built to feel like high-end entertainment products.

The SSMETM technology has already demonstrated proof-of-concept in controlled trials targeting attention and cognitive dysfunction in ADHD, ASD, MS, and MDD. Built on the SSMETM technology, Akili developed EndeavorRx®, the first-ever FDA-cleared prescription video game and the first-ever FDA- cleared commercial product indicated to improve attention function in children between the ages of 8 to 12 years with primarily inattentive or combined-type ADHD (see full indication below).

Key Investment Highlights:

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Patented and clinically validated technology platform. Developed with the collaboration of cognitive neuroscientists and mobile game developers, Akili’s proprietary technology is designed to target key neural systems underlying specific cognitive functions through adaptable, personalized closed-loop algorithms. The technology is clinically validated, using recognized endpoints, and delivered through smartphones or other mobile devices.

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First-and-only FDA-cleared video game-based digital therapeutic. Anticipated to launch in the second half of 2022, EndeavorRx® is the first and only prescription video game treatment with FDA clearance and a CE mark (designating it has met European health, safety, performance, and environmental requirements) in pediatric ADHD. EndeavorRx® has been validated through multiple clinical trials, including large randomized, controlled trials demonstrating improved patient outcomes.

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Large and growing market opportunity. Tens of millions of people worldwide live with cognitive health issues, and many are actively searching for better solutions. With EndeavorRx®, Akili is initially targeting the approximately $10 billion U.S. ADHD market. EndeavorRx® will first launch for the FDA-cleared 8 to 12-year-old pediatric population. Akili is also seeking to expand into other U.S. ADHD populations, including younger children (3 to 7 years old), teens, and adults, while simultaneously working with a partner to gain approval as a treatment for pediatric ADHD in Japan.

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Strong clinical rigor. Akili has completed 20 clinical trials across 2,900 patients and nine disease populations. In addition, Akili’s clinical studies and data have been published in 16 leading peer-reviewed journals.

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Robust research and clinical pipeline. Akili has a strong development pipeline, initially focused on treatments for cognitive impairments across nine patient populations. In addition, Akili is progressing early discovery for two new platform technologies to address additional cognitive impairments and facilitate broader reach across disease spectrums. Akili is poised to begin pivotal studies in multiple indications where proof-of-concept has been achieved, including additional ADHD populations, ASD, MS, and MDD.

Management Comments

Eddie Martucci, Chief Executive Officer of Akili, said: “This transaction represents the next step in our journey to become the world’s leading digital medicine company directly targeting neurological function. Over the past 10 years, we have created a platform representing a new era of cognitive medicine, driven by our fundamental focus on patients, advanced science and proprietary technology, and the mission-driven hard work of our entire team. We believe medicine now can be both effective and engaging. Social Capital Suvretta shares our vision for the future, and we look forward to applying our combined experience as we drive the commercialization of our platform and advance our deep pipeline of prescription digital therapeutics to help people living with cognitive impairments across the globe.”

Chamath Palihapitiya, Founder and CEO of Social Capital and Chairman and CEO of SCS, commented: “Akili is taking a new approach to cognitive science – using software to target our underlying cognitive function and creating an entirely new class of medicine as a byproduct. With its first-ever, clinically validated digital therapeutic (EndeavorRx®), Akili has the unique opportunity to change how we treat pediatric ADHD. They have also laid the groundwork to treat a wide range of other cognitive issues affecting tens of millions of people around the world.”

Kishen Mehta, Portfolio Manager of the Averill strategy at Suvretta Capital Management and President of SCS, said: “Akili has created a unique disease-agnostic technology platform with an advanced pipeline of product candidates across multiple indications where proof-of-concept has already been achieved. The Company is leading the advancement of digital cognitive therapies with an FDA-cleared product already on the market, and we believe Akili has only just scratched the surface of this new and exciting field of medicine. We look forward to working with Akili to accelerate the Company’s growth and allow it to continue developing treatment options for the hundreds of millions of people living with cognitive impairments.”

Transaction Overview

The transaction implies a post-money equity value of the combined company of up to approximately $1 billion and is expected to deliver up to $412 million in gross cash proceeds to the Company, including the contribution of up to $250 million of cash held in SCS’s trust account and $162 million from PIPE investors at $10 per share. All references to available cash from the trust account and retained transaction proceeds are subject to any redemptions by the public shareholders of SCS and payment of transaction expenses. Akili plans to use the net proceeds to help fund the Company’s go-to-market strategy, to further advance its pipeline of prescription digital therapeutics targeting a range of chronic and acute cognitive disorders, for other general corporate purposes.

Existing Akili shareholders will roll 100% of their equity into the combined company and will be eligible to receive additional SCS shares pursuant to an earnout based on the combined company’s future stock performance.

Chamath Palihapitiya is expected to join Akili’s board of directors as chair, upon the close of the transaction.

The proposed business combination, which has been unanimously approved by the boards of directors of both Akili and SCS, is expected to close in mid-2022, subject to approval by SCS’s and Akili’s shareholders, regulatory approvals, and other customary closing conditions.

Advisors

Morgan Stanley & Co. LLC (“Morgan Stanley”) and Cowen and Company LLC, (“Cowen”) are serving as financial advisors to Akili. Morgan Stanley, Credit Suisse, and Cowen are serving as co-placement agents to SCS with respect to the portion of the PIPE financing raised from non-insider qualified institutional buyers and institutional accredited investors. Morgan Stanley, Credit Suisse, and Cowen are not acting as agents or participating in any role with respect to, and will not earn any fees from, the portion of the PIPE financing raised from insiders and individual investors. Credit Suisse and Cowen are serving as capital markets advisors to Akili. BofA Securities, Inc. is acting as capital markets advisor to SCS.

Goodwin Procter LLP is serving as legal counsel to Akili. Wachtell, Lipton, Rosen & Katz is serving as legal counsel to SCS. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to the PIPE placement agents.

Conference Call Information

A presentation made by the management teams each of Akili and SCS regarding the transaction will be available at https://event.on24.com/wcc/r/3621898/2B6B29D03ADCC3D4AD26E9082AE8ADA1 at 8:00 AM ET.

Additional information about the proposed transaction, including an investor presentation, will be provided in a Current Report on Form 8-K to be filed by SCS with the Securities and Exchange Commission and available at www.sec.gov.

EndeavorRx® Indication and Overview

EndeavorRx® is the first-and-only FDA-cleared treatment delivered through a video game experience. EndeavorRx® is indicated to improve attention function as measured by computer-based testing in children ages 8 to 12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx® demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx® should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx® is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx®’s clinical trial was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx® is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx®, please visit EndeavorRx.com.

About Akili

Akili is pioneering the development of game-changing technologies to usher in a new era of cognitive medicine. Focused on delivering cutting-edge digital diagnostics, treatments and monitors for cognitive impairments across disease and disorders, Akili is combining scientific and clinical rigor with the ingenuity of the tech and entertainment industries and challenging the status quo of medicine. Akili’s treatments are designed to directly activate the networks in the brain responsible for cognitive function and have been rigorously tested in extensive clinical studies, including prospective randomized, controlled trials. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences. For more information, please visit www.akiliinteractive.com.

About Social Capital

At Social Capital, we make big bets on transformational ideas, technology, and people. We strategically invest in smart, profit-minded opportunities and forward-thinking social investments that have the potential to shape a better future. We do this from a balance sheet of permanent capital to support entrepreneurship at all stages. This allows us more flexibility to double down on our convictions, without the limitations of traditional fund structures, and gives founders the runway and resources necessary to succeed. We believe in the outsized potential of for-profit businesses to drive impact in the world. We aim to set a new standard for what capitalism can be. To learn more about Social Capital, visit https://www.socialcapital.com/.

About Social Capital Suvretta Holdings Corp I

Social Capital Suvretta Holdings Corp. I is led by Chamath Palihapitiya and Kishen Mehta and is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The company is focused on businesses operating in the biotechnology industry and within the neurology subsector. To learn more about Social Capital Suvretta Holdings, visit https://www.socialcapitalsuvrettaholdings.com/.

Additional Information and Where to Find It

In connection with the proposed transaction, SCS intends to file a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC, which will include a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. Such documents are not currently available. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRX® and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4 when available, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 25 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Half Year Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Ownership Information

PureTech’s percentage ownership of Akili as of December 31, 2021 was approximately 22.3 percent on a diluted basis, prior to the transaction. This calculation of PureTech’s holding includes issued and outstanding shares as well as options and warrants to purchase shares, but excludes unallocated shares authorized to be issued pursuant to equity incentive plans. PureTech’s ownership of Akili will be updated following completion of the transaction.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to expectations regarding Akili’s merger with Social Capital Suvretta Holdings Corp. I (Nasdaq: DNAA) or matters related thereto, including expectations regarding the completion of the transaction and potential timing for the same, expectations regarding the use of proceeds from the merger transaction, expectations with respect to the commercial launch of EndeavorRx®, expectations with respect to Akili’s future prospects, development plans, and strategies, the competitive environment in which Akili operates, PureTech’s mechanisms for value generation, and PureTech’s future prospects, value drivers, development plans, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

Contact:

PureTech

Public Relations

publicrelations@puretechealth.com

Investor Relations

IR@puretechhealth.com

EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

ben.atwell@FTIconsulting.com

U.S. Media

Nichole Sarkis

+1 774 278 8273

nichole@tenbridgecommunications.com